40 South Fullerton Avenue Montclair, NJ 07042 973-509-8800 E-Mail: info@tricri.org www.tricri.org

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: Tyson Foods, Inc.

Name of persons relying on exemption: American Baptist Home Mission Society and 13 co-filers: ACTIAM, N.L., Adrian Dominican Sisters Portfolio Advisory Board, As You Sow, Daughters of Charity - Province of St Louise, Dignity Health, Felician Sisters, JLens Investor Network, Monasterio Pan de Vida, PGGM Vermogensbeheer B.V., Portico Benefit Services (ELCA), Sisters of Providence - Mother Joseph Province, Sisters of St. Francis of Philadelphia, and Sisters of the Good Shepherd.

Address of persons relying on exemption: Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The American Baptist Home Mission Society and 13 co-filers urge you to vote FOR the Shareholder Proposal on a Water Stewardship Policy at The Tyson Foods Inc. Annual Meeting on February 8, 2018.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Tyson Foods
on Policy to Address Water Impacts of Business Operations and Suppliers

Summary of Resolution

RESOLVED: Shareholders request the Board of Directors adopt and implement a water stewardship policy designed to reduce risks of water contamination at: Tyson-owned facilities; facilities under contract to Tyson; and Tyson’s suppliers.

Supporting Statement: Proponents believe the water policy should include:
•
Requirements for leading practices for nutrient management and pollutant limits throughout direct operations, contract farms, and feed suppliers, with a focus on verifiably reducing nitrate contamination;

•	Reporting on time-bound goals; key performance indicators and metrics demonstrating conformance to the policy;
•	Financial and technical support to help implement the policy; and
•	A transparent mechanism to regularly disclose progress on adoption and implementation.

As Tyson Foods works to reposition itself as a sustainable direct-to-consumer brand, proponents are concerned that the Company’s public record of water pollution incidents at its facilities, among suppliers, and at contract farms poses a risk to the company’s long-term shareholder value.

Support for this resolution is warranted because Tyson has no policy to comprehensively manage water stewardship and as a result:
(1)	Tyson faces financial risks from fines charged for violating water quality regulations,
(2)	Tyson faces loss of social license to operate from water pollution incidents, which may result in financial losses,
(3)	Tyson faces reputational risks to brand value as consumer expectations on sustainability increase, and
(4)	Tyson is lagging behind peers on water stewardship.

Arguments in Favor of the Resolution on Water Stewardship

1. Water Contamination Poses Financial Risks for Tyson Foods

Tyson’s history of poor water stewardship and pollution management has resulted in fines and associated costs and exposes the company to current and future financial risks. In September 2017, Tyson pleaded guilty to two criminal charges resulting in a $2 million criminal fine and additional $500,000 for clean-up costs. This was a result of violations of the Clean Water Act related to the discharge of chemically-contaminated wastewater from a Missouri treatment plant into a local stream that caused the death of over 100,000 fish.1 The request of the proponents’ resolution is consistent with the order of the prosecutors to implement environmental compliance programs which include “improved policies and procedures to address the circumstances that gave rise to these violations.”2  In July 2017, Tyson was fined in Virginia as a result of  multiple pollution incidents over two years in which wastewater discharges were found to be exceeding permitted pollutant limits for ammonia, suspended solids, E. coli, and fecal coliform due to overflow from a lagoon.3 These fines and the associated harm to communities and local waterways should not be considered part of the cost of doing business.

1 https://www.justice.gov/opa/pr/tyson-poultry-pleads-guilty-clean-water-act-violations-connection-discharge-acidic-feed
2 Id.
3 http://www.delmarvanow.com/story/news/2017/07/13/va-hold-hearing-pollution-tyson-plant/467622001; http://townhall.virginia.gov/L/GetFile.cfm?File=C:\TownHall\docroot\\meeting\103\26286\Minutes_DEQ_26286_v2.pdf;  http://www.delmarvanow.com/story/news/2017/07/27/state-board-rejects-tyson-foods-pollution-order/499639001/

Tyson has accrued a large number of fines over the past several years, as noted below:
History of Water Pollution Incidents & Fines at Tyson Foods
September 2017
In September 2017, Tyson was ordered to pay a $2 million fine for criminal violations of the Clean Water Act and pay $500,000 to the community in Missouri.[4] This was a result of discharge of chemically-contaminated wastewater from a Tyson facility in Monett, MO in May 2014 which polluted a nearby waterway and caused a major fish kill.[5]  For the same incident, in January 2015, Tyson paid a $540,000 fine to the Missouri Attorney General to settle a civil lawsuit.[6]

July 2017
Tyson was ordered to pay a $26,000 fine and submit a corrective action plan for discharging wastewater in excess of permitted pollutant limits for 2 years from a Virginia facility. The State Water Control Board called for a higher penalty in July 2017 and its decision is pending.[7]

September 2013
Tyson paid a settlement of $305,000[8] after the United States Department of Justice (DOJ) alleged that one of Tyson’s subsidiaries did not comply with the Clean Water Act with respect to a spill that occurred in North Carolina in January 2010.

April 2013	Tyson paid $3.95 million and settled a case with the EPA and DOJ after releasing anhydrous ammonia at facilities in Missouri, Kansas, Iowa, and Nebraska.[9]
2009
Tyson paid a $2 million civil penalty and a $4.1 million fine after a Tyson plant in Nebraska allowed numerous discharges of fecal coliform and nitrates to enter the Missouri River in violation of its permit.[10]

2003
Tyson paid a $7.5 million fine to EPA and DOJ and pleaded guilty to 20 felony violations of the federal Clean Water Act for discharging untreated waste from its poultry processing plant into a tributary of the Lamine River in Missouri.[11]

2001
$7.3 million fine for releasing 170 million pounds of phosphorus- and nitrogen-rich chicken litter into the watershed, harming the quality of Tulsa, OK drinking water sources and increasing the city’s cost of water treatment.

Adopting a comprehensive water stewardship policy would commit the company and its suppliers to more responsible water management practices to reduce the risks of future fines for violations.

4 http://www.tysonfoods.com/media/news-releases/2017/09/tyson-poultry-inc-resolves-federal-concerns-about-2014-incident
5 http://d1lge852tjjqow.cloudfront.net/CIK-0000100493/8c254ba4-9fc4-4b79-aaa1-a53bae963727.pdf
6 http://www.tysonsustainability.com/environment#Water
7 http://www.delmarvanow.com/story/news/2017/07/27/state-board-rejects-tyson-foods-pollution-order/499639001/
8 http://www.charlotteobserver.com/2014/05/28/4938011/tyson-fined-305000-for-chicken.html#.VK1J-Csc4fU
9 http://www.justice.gov/opa/pr/settlement-tyson-foods-address-multiple-releases-anhydrous-ammonia
10 U.S. EPA News Release,  Tyson Fresh Meats, Inc., to Pay More than $2 Million for Discharges at Dakota City, Neb., Meat Packing Plant, 21 August 2009. http://yosemite.epa.gov/opa/admpress.nsf/d0cf6618525a9efb85257359003fb69d/614f15bb6b523b188525761900662388!OpenDocument
11 https://www.justice.gov/archive/opa/pr/2003/June/03_enrd_383.htm

2. Tyson Faces Threats to its Social License to Operate from Repeated Water Pollution

Tyson’s track record of water contamination puts the company’s social license to operate at risk, posing significant financial risks as the company seeks to expand into new communities. Since Tom Hayes became CEO in January 2017, Tyson has made various statements about committing to sustainability and demonstrating “how much good food can do.”12 However, Tyson’s water stewardship policies and practices to date have not changed to align with this new vision. Instead, Tyson’s history of inadequate management of water contamination risks is at odds and inconsistent with this new direction toward sustainability and Tyson continues to face strong community opposition.  More than statements, proponents are seeking policies that will help reduce the risks the company faces and ensure respect for the water resources of communities.

Community opposition to Tyson is strong. In Tonganoxie, Kansas, Tyson was forced by community members to abandon its plans to operate a processing facility and lost financial support from local legislators.13 In December 2017, a second county in Kansas rejected a bid to build a Tyson plant and refused financial incentives, with community opposition citing the environmental and water impacts.14

Tyson had planned to develop a $320 million poultry facility near Tonganoxie, KS with 1,600 employees and a processing capacity of over 1 million chickens per week. The community opposition in Tonganoxie has resulted in delays, increased costs, and poor publicity as Tyson is forced to identify alternate locations for its facility.15 Thousands of community members attended a town hall meeting to oppose Tyson’s plant, citing concerns about potential negative environmental impacts given Tyson’s history of water pollution incidents, as well as the fact that Tyson and state officials failed to consult with Tonganoxie residents while developing the proposal.16

There is no doubt that Tyson will seek to continue to expand its U.S. operations to meet the rising demand for poultry, so moving forward it is essential that Tyson is able to demonstrate its ability to ensure strong environmental stewardship, including robust management of water risk, to communities in which the company seeks to operate.

3. Tyson Faces Risks to Brand Value as Consumer Expectations on Sustainability Increase

As Tyson repositions itself as a direct to consumer company, it must be prepared to meet rising consumer expectations around sustainable business practices and protect its brand identity. Both consumer and customer demand for sustainably-produced food options is increasing, therefore negative media attention about water pollution incidents presents risks to Tyson’s brand value.  While Tyson has announced a partnership with the World Resources Institute (WRI) to set water targets, few details about this process are available and it is not clear how this will address contamination risks throughout the value chain17

12 http://ir.tyson.com/investor-relations/news-releases/news-releases-details/2017/Tyson-Foods-Commits-to-New-Sustainable-Approach-to-a-Better-Workplace/default.aspx
13 https://www.bloomberg.com/news/articles/2017-10-11/how-tyson-s-chicken-plant-became-a-320-million-turkey
14 http://www.kansas.com/news/politics-government/article188332119.html
15 https://www.hayspost.com/2017/09/07/not-everyone-wants-new-tyson-300m-chicken-facility-in-kansas/
16 https://www.cbsnews.com/news/kansas-town-rejects-tyson-chicken-plant-1600-jobs
17 http://ir.tyson.com/investor-relations/news-releases/news-releases-details/2017/Tyson-Foods-Teams-with-World-Resources-Institute-on-Industry-Leading-Environmental-Goals-for-its-Supply-Chain/default.aspx

Tyson has been the focus of a public campaign holding the company accountable for water contamination across the country through its current supply chain practices.18 The campaign suggests that agricultural run-off from feed crops produced to raise animal agriculture is the leading cause of the Dead Zone in the Gulf, and that meat companies such as Tyson are responsible. This campaign has received significant public and media attention, leading to alarming and brand-damaging article headlines such as “Tyson Foods Linked to Largest Toxic Dead Zone in U.S. History,”19 an open letter signed by over 260 local business, community, and environmental groups; a “Clean it Up Tyson” social media campaign; and an online petition with signed by over 65,000 potential Tyson customers – all of which highlight the inconsistency between Tyson’s brand messaging on sustainability and the company’s environmental performance.20

Effective implementation, monitoring, and transparency of a water stewardship policy would help Tyson to reduce risks associated with its business and to align its reputation with its new stated vision, and harness these positive benefits among consumers and customers.

4. Tyson Foods Is Lagging Behind Peers on Management of Water Risks

It is long overdue that Tyson adopt a water stewardship policy. As public recognition of the meat industry’s impact on water quality grows, industry peers are moving ahead of Tyson to improve water quality management through proactive policies and practices to manage risks within company-owned operations and throughout the supply chain. As America’s top meat company, Tyson has an opportunity to lead the industry in improving practices on water stewardship by working collaboratively with stakeholders and suppliers to develop appropriate solutions and policies. However, the company remains the subject of public and media scrutiny for its track record of water contamination incidents due to a lack of effective measures to prevent them.

The majority of Tyson’s peers have taken significant action to address water risks:
•
Smithfield recently set a target for 75% of grain purchased by Smithfield to be grown with efficient fertilizer and soil health practices by 2018.[21] Smithfield’s target demonstrates a serious commitment to reducing nitrate pollution from feed inputs, a key driver of water pollution risk.

•
Perdue invested $68 million to launch a large-scale poultry litter recycling operation to prevent nutrient pollution in the Delmarva Peninsula region, and expanded this with an additional $12 million in 2017 for a composting operation to handle surplus poultry litter.[22]

18 http://www.mightyearth.org/wp-content/uploads/2017/08/Meat-Pollution-in-America.pdf
19 https://www.ecowatch.com/tyson-foods-toxic-dead-zone-2504305201.html
20 http://www.mightyearth.org/mighty-earth-and-green-corps-clean-americas-meat/; https://www.thepetitionsite.com/929/806/900/tell-tyson-to-clean-up-its-pollution-and-help-rivers-and-the-dead-zone/
21 https://www.smithfieldfoods.com/custom-report/pdf/smithfield-2016sustainabilityreport-12-01-2017-153509.pdf
22 https://www.perduefarms.com/news/press-releases/perdue-expands-nutrient-recycling/

•
Hormel adopted a Sustainable Agriculture Policy with commitments on water quality and supply chain management following productive engagement with shareholders and NGO partners. Hormel’s policy applies to direct suppliers, contract animal producers, and feed grain growers, a best practice when it comes to managing water risk. The commitment also included completion of a comprehensive water risk assessment including water quality metrics, engaging with suppliers about implementing the policy, and setting sustainable agriculture sourcing goals.

•
Walmart, Tyson’s largest customer with 17.3% of 2017 sales, has strict supplier expectations on management of water, manure, nutrients, and fertilizer use.[23] In order to remain a competitive supplier, Tyson will be expected to adopt policies and practices to meet these expectations.

Tyson faces growing financial risks for failing to keep pace with consumer expectations for sustainable food. If Tyson seeks to be recognized as a sustainability leader in the U.S. meat industry - as its recent communications indicate - the company must not only compete with peers, but surpass their commitments on responsible water management. Peer companies are adopting robust policies, setting targets, and using innovation to reduce water contamination risks. Adopting a comprehensive water stewardship policy is critical for ensuring consumer trust in Tyson’s stated commitment to producing food sustainably.

Conclusion

Proponents of the resolution urge investors to vote in favor of the Waters Stewardship Policy resolution at Tyson Foods Inc. because:

1.	Tyson’s failure to adopt a water stewardship policy exposes the company to financial risks, including through the payment of substantial fines;
2.	Tyson faces risks to community acceptance and its social license to operate as a result of poor water stewardship;
3.	Tyson’s failure to adopt a water stewardship policy exposes it to reputational risk that may impact its competitiveness among potential customers; and
4.	Tyson’s management of water stewardship lags behind peers in the meat sector.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Tyson Foods Proposal for a Policy to Address Water Impacts of Business Operations and Suppliers please contact Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org

23 Tyson Foods 10K, http://d18rn0p25nwr6d.cloudfront.net/CIK-0000100493/b07e10ab-6539-4cd7-a7a7-f228698586c1.pdf